EXHIBIT 12.1

Kimball Hill, Inc. and Subsidiaries

Computation of Earnings to Fixed Charges

(Amounts in thousands, except ratio of earnings to fixed charges)

	Year ended September 30,
	2006	2005	2004	2003	2002
Earnings:
Earnings before income taxes	$65,320	$137,523	$82,984	$60,202	$41,055
Equity in income of unconsolidated joint ventures	(2,215)	(3,282)	(833)	(618)	(1,123)
Minority interests in net earnings of consolidated partnerships	290	6,152	4,232	4,122	4,453
Fixed charges (from below)	55,383	39,546	31,668	30,774	25,242
Distributed income from unconsolidated joint ventures	1,322	3,282	833	618	1,123
Less: Interest capitalized	(51,809)	(38,221)	(30,016)	(29,015)	(24,300)
Interest amortized to cost of sales	32,899	27,696	35,382	26,883	19,584
Earnings available for fixed charges	$101,190	$172,696	$124,250	$92,966	$66,034

Fixed charges:
Interest incurred, including capitalized amounts and amortization of debt costs	$53,444	$38,255	$30,641	$29,964	$24,546
Estimated interest component of rent expense	1,939	1,291	1,027	810	696
Total fixed charges	$55,383	$39,546	$31,668	$30,774	$25,242

Ratio of earnings to fixed charges	1.83	4.37	3.92	3.02	2.62

96